E-Mail:                     greg@indegliacarney.com
File No.:                   10138.02

August 9, 2011

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:          CWS Marketing & Finance Group, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 25, 2011
File No. 333-170828

Dear Mr. Kluck:

On behalf of our client, CWS Marketing & Finance Group, Inc., a Delaware corporation (the “Company”), we are filing herewith an Amendment No. 4 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on November 24, 2010, as amended by Amendment No. 1 to Registration Statement filed on March 28, 2011 and further amended by Amendment No. 2 to Registration Statement filed on June 21, 2011 and further amended by Amendment No. 3 to Registration Statement filed on July 25, 2011 (collectively, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated August 8, 2011 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

General

1.	Please disclose by footnote or otherwise, the natural person(s) who hold voting and investment power over the shares beneficially owned by Groupmark Financial Services Ltd.

Response:  Per the Staff’s comment, the Company has disclosed via footnote to the Selling Shareholders table the natural person(s) who hold voting and investment power over the shares beneficially owned by Groupmark Financial Services Ltd.

2.
Please also revise your table to clarify how Groupmark Financial Services Ltd and Howard Kaplan will continue to hold, respectively, 4.4% of your common stock post-consummation of the offering, assuming the sale of the maximum amount of shares offered by each.  We may have further comment based on your response.

1900 Main Street | Suite 300 | Irvine, CA 92614
Phone 949.861.3321 | Fax 949.861.3324
Email info@indegliacarney.com | www.indegliacarney.com

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
August 9, 2011

Response:  Per the Staff’s comment, the Company has revised its Selling Shareholders table to clarify that both Groupmark and Mr. Kaplan will hold less than 1% of our shares, assuming the sale of the maximum shares offered by each

On behalf of CWS, please be advised that CWS has endeavored to respond fully to each of the staff’s comments.  We acknowledge and understand that any comment from the staff regarding these issues would not be binding and would not commit the staff in any manner.  Further, CWS acknowledges in a separate letter of even date herewith that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (949) 679-9560.  Thank you in advance for your courtesy and cooperation.

Very truly yours,

INDEGLIA | CARNEY

By:	/s/ Gregory R. Carney
Gregory R. Carney

GRC:jm
cc:	Craig Samuels